**SANDVIK**

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2009-06-23
Your date

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

09046548

RECEIVED
2009 JUL 15 A 6:52

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik signs billion SEK contract for delivery of steam generator tubes, dated 18 June 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Dlw 7/16

CUSIP number 800 212 201

SANDVIK

# Press Release

## Sandvik signs billion SEK contract for delivery of steam generator tubes

Sandvik Materials Technology has signed a multi-year delivery contract for steam generator tubes for the nuclear power industry. The contract is valued at well over SEK 1 billion, and deliveries will begin during 2013.

The customer is Shanghai Electric Nuclear Power Equipment Co. Ltd., and the steam generator tubes will be used in nuclear power plants in China.

"This order confirms Sandvik's position as a leading supplier of steam generator tubes for the rapidly expanding nuclear power industry," says Peter Gossas, President of the Sandvik Materials Technology business area.

Sandviken, 18 June 2009

Sandvik Aktiebolag (publ)

Sandvik AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 09:00 a.m. on 18 June 2009.

For further information, contact Peter Gossas, President of Sandvik Materials Technology business area, +46 26 26 36 28 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, +46 26 26 10 23.

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*Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, equipment and tools for the mining and construction industries, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had 2008 about 50,000 employees and representation in 130 countries, with annual sales of nearly SEK 93,000 M.*

*Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials, as well as process systems. Annual sales 2008 were about SEK 21,500 M with 9,300 employees. The product areas comprises Tube, Strip, Wire, Kanthal, Process Systems and MedTech.*

| Postal address | Public Company (publ) | Telephone | Telefax |
| --- | --- | --- | --- |
| SANDVIK AB<br>Group Communications<br>SE-811 81 SANDVIKEN<br>SWEDEN | Reg.No 556000-3468<br>VAT No. SE663000060901<br>www.sandvik.com | +46 26 26 10 26 | +46 26 26 10 43 |